DLA Piper llp (us)
1251 Avenue of the Americas, 27th Floor
New York, New York 10020-1104
www.dlapiper.com
Marjorie Sybul Adams
marjorie.adams@dlapiper.com
T 212.335.4517
F 212.884.8517
May 16, 2011
VIA EDGAR
Ms. Amanda Ravitz
Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Re:	Unilife Corporation Form S-3 File no. 333-173195 Post-Effective Amendment No. 2 to Form S-1 on Form S-3 File no. 333-167631
Dear Ms. Ravitz:
     On behalf of our client Unilife Corporation (the “Company”), we are transmitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated April 22, 2011 (the “Comment Letter”), with respect to the above-referenced filing. In connection with this response to the Comment Letter, the Company is filing electronically with the Commission today (i) Amendment No. 1 (the “S-3 Amendment”) to Form S-3 and (ii) Post-Effective Amendment No. 3 (the “Post-Effective Amendment”) to Form S-3. In order to expedite your review, we have enclosed a courtesy package that includes four copies each of the S-3 Amendment and the Post-Effective Amendment, which have been black-lined to show changes from the last filings.
     The following responses to the Staff’s comments are numbered to correspond to the numbered items and headings of the paragraphs set forth in your Comment Letter. Please note that page numbers in our responses are references to the page numbers in the applicable Amendment. For the convenience of the Staff, each of the comments from the Comment Letter is restated in bold italics prior to the Company’s response.
Registration Statement on Form S-3, Overview, page 3
1.	Please revise this section to disclose your total assets and net loss as of the fiscal year ended June 30, 2010 and the fiscal quarter ended December 31, 2010. Please also revise this section to provide a comparison of the total revenues and net loss as of the fiscal year ended June 30, 2010 and the fiscal year ended June 30, 2009 and to describe your auditor’s ongoing concern opinion.

Response: The Company has included the requested disclosure on page 4 of the S-3 Amendment, however, please note that the Company has disclosed its figures as of March 31, 2011. In addition, in response to comment 4 below, the Company has also included the requested disclosure on page 3 of the Post-Effective Amendment.
Selling Stockholders, page 13

Amanda Ravitz
Division of Corporation Finance
Securities and Exchange Commission
May 16, 2011

2.	Please expand your disclosure to provide additional details about the offerings in which the selling security holders received their securities, including dates of the offerings and consideration paid.
Response: The Company has included the requested disclosure on page 14 of the S-3 Amendment. In addition, in response to comment 4 below, the Company has also included the requested disclosure on page 5 of the Post-Effective Amendment.
Further, the Company has revised the Selling Stockholders table in the S-3 Amendment and the Post Effective Amendment to correct the identities of certain of the beneficial owners and to specify a de minimis group of selling stockholders who, in each case and in the aggregate, held less than 1% of the Company’s outstanding common stock prior to the offering.
Plan of Distribution, page 18
3.	Please revise to disclose that the selling shareholders may be deemed underwriters.
Response: The Company has included the requested disclosure on page 19 of the S-3 Amendment.
Post-Effective Amendment No. 2 to Form S-1 on Form S-3
4.	Please revise your disclosure to comply with the above comments, as applicable.
     Response: Please see responses to comments 1 and 2 above.
*          *          *
     Please call the undersigned at (212) 335-4517, or Chris Naftzger, General Counsel of the Company, at (717) 384-3400, if you have any questions or comments regarding the foregoing or need any additional information. Thank you.
Very truly yours,
Marjorie Sybul Adams

cc:	Allicia Lam Division of Corporation Finance Securities and Exchange Commission Chris Naftzger Unilife Corporation